David Lubin & Associates, PLLC
5 North Village Avenue
Rockville Centre, New York 11570

October 22, 2009

Via Edgar and Federal Express
Ms. Kate Tillen
Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 3030

Re:
Helix Wind, Corp.
Form 10-K for the fiscal year ended December 31, 2008, filed February 10, 2009
Amendment No. 2 to Form 10-K for the fiscal year ended December 31, 2008, filed August 14, 2009
Amendment No. 1 to Form 10-Q for the quarterly period ended March 31, 2009
Form 10-Q for the quarterly period ended June 30, 2009
(File No. 000-52107)

Dear Ms. Tillen:

We are counsel to Helix Wind, Corp. (the “Company”).  We hereby submit on behalf of the Company a response to the letter of comment, dated October 6, 2009 (“Comment Letter”), from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) to the Company’s response dated September 25, 2009 regarding the Form 10-K for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission (the “Commission”) on February 10, 2009 (“Form 10-K”), Amendment No. 2 to the Form 10-K,  Amendment No. 1 to  the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009 and the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009.

The Company’s responses are numbered to correspond to the numbering in the Comment Letter. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirely. We are also sending courtesy copies of this letter to you by Federal Express.

Amendment No. 2 to Form 10-K for the Fiscal Year ended December 31, 2008 filed August 14, 2009

Item 9A(T). Controls and Procedures

Comment No. 1:

October 22, 2009

We note your proposed disclosures in response to our comments. Please further revise to refer to the proper date in your conclusion on the effectiveness of internal control over financial reporting. That is, since your fiscal year ends on December 31, 2008, you should not refer to your conclusion as of  “December 1, 2008”.

Response:

The Company will revise its proposed disclosure in its Form 10-K to correct a typographical error that inadvertently referenced “December 1, 2008” and will refer to the correct date of December 31, 2008 as the date of its conclusion on the effectiveness of internal control over financial reporting.

Comment No. 2:

We note your proposed disclosures in response to our comments. Please further revise to disclose in greater detail the nature of the material weakness identified in your disclosure. In this regard, also revise to disclose the specific steps that the company has taken, if any, to remediate the material weakness.

Response:

Previous management consisted of a sole individual who acted not only as the principal executive and financial officer of the Company but as the sole director as well. A company cannot maintain adequate controls and procedures when one individual acts in all such capacities. No reasonable assurance can be provided that the records accurately and fairly reflect transactions given the fact that all such reliance is dependent on one individual. As a result of a change in management of the Company, the Company has additional personnel, including a chief executive officer, president, chief financial officer and controller.  The Company is also taking steps to remediate a material weakness due to limited resources of the Company related to a lack of sufficient segregation of duties due to a lack of sufficient personnel with appropriate skills, training and experience in the accounting function to perform review processes to ensure the complete and proper application of generally accepted accounting principles, particularly related to valuation of share based payments, the valuation of warrants and other complex debt/equity transactions. The Company plans to improve the effectiveness of the accounting group by hiring additional personnel and consultants, once its resources permit, to improve segregation procedures and to assist in the analysis and recording of complex accounting transactions and to assist with the requirements of the Sarbanes-Oxley Act of 2002.  The Company is also in the process of improving segregation procedures by strengthening cross approval of various functions including quarterly internal audit procedures where appropriate.

October 22, 2009

Comment No. 3:

We note your response to our prior comment 1 where you state you intend to amend your Form 10-K for the fiscal year ended December 31, 2008 to disclose management's conclusion that internal control over financial reporting was not effective as of December 31, 2008. However, your draft disclosure does not include the disclosure relating to disclosure controls and procedures. Please further revise to also include all the disclosures required by Item 307 of Regulation S-K, in addition to the disclosures required by Item 308(T) of Regulation S-K, in the amendment to your Form 10-K.

Response:

The revised amendment to the Form 10-K will include all the disclosures required by Item 307 of Regulation S-K in addition to those required by Item 308(T).

Exhibit 31

Comment No. 4:

We note your proposed disclosures in response to our comments. Please further revise to include the certification required by Item 601(b)(31) of Regulation S-K with respect to your principal financial officer in the amendment to your Form 10-K.

Response:

The certification required by Item 601(b)(31) of Regulation S-K with respect to the Company’s principal financial officer will be included in the amendment to the Form 10-K.

Amendment No. 1 to Form 10-Q for the Quarterly Period ended March 31, 2009 filed August 14, 2009

Financial Statements

Comment No. 5:

We note from your response to prior comment 3 that you intend to restate your financial statements as of March 3 1, and June 30, 2009 and for the three and six months then ended for the correction of errors. Please provide the disclosures required by section 250-10-50 of FASB ASC (SFAS 154) in your Forms 10-Q for the quarterly periods ended March 31, 2009 and June 30, 2009.

Response:

Set forth below please find the disclosure required by section 250-10-50 of FASB ASC (SFAS 154) to be provided in the amendment to the Company’s Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009, respectively.

October 22, 2009

Restatement

The accompanying consolidated financial statements for the quarter ended March 31, 2009 have been restated to reflect certain adjustments in the accounting for derivative liabilities associated with convertible debt issued during the quarter ended March 31, 2009.

The effect of such adjustments on the financial statement line items as of March 31, 2009 and for the quarter then ended is summarized as follows:

Line Item	As Previously Reported	As Restated	Difference

Derivative liability	15,194,381	22,774,277	7,579,896
Interest expense	12,312,115	5,289,369	7,022,746
Loss on extinguishment of debt	-	12,038,787	12,038,787
Change in fair value of derivative liability	-	2,431,015	2,431,015
Net loss before provision for income taxes	22,239,710	29,686,766	7,447,056
Net loss	22,239,710	29,686,766	7,447,056
Net loss per share –
basic and diluted	0.93	1.25	0.32

REVISED DISCLOSURE IN NOTE 1 FOR JUNE 30, 2009 10-Q/A - REPLACES PREVIOUS DISCLOSURE IN ITS ENTIRETY

Restatement

The accompanying consolidated financial statements for the quarter and six months ended June 30, 2009 have been restated to reflect certain adjustments in the accounting for derivative liabilities associated with convertible debt issued during the quarter ended March 31, 2009.

The effect of such adjustments on the financial statement line items as of June 30, 2009 and for the quarter and six months then ended is summarized as follows:

Line Item	As Previously Reported	As Restated	Difference

Derivative liability	27,702,516	41,082,944	13,380,428
Interest expense – Quarter	91,284	7,711,673	7,620,389
Interest expense – Six Months	295,588	13,001,042	12,705,454
Loss on extinguishment of debt – Quarter	-	-	-
Loss on extinguishment of debt – Six Months	213,266	12,038,787	11,825,521
Change in fair value of derivative liability – Quarter	11,988,259	11,447,739	540,520
Change in fair value of derivative liability – Six Months	23,882,804	13,878,754	10,004,050
Net loss before provision for income taxes – Quarter	14,823,893	21,903,762	7,079,869
Net loss before provision for income taxes – Six Months	37,063,603	51,590,528	14,526,925
Net loss – Quarter	14,823,893	21,903,762	7,079,869
Net loss – Six Months	37,063,603	51,590,528	14,526,925
Net loss per share –
basic and diluted – Quarter	0.42	0.62	0.20
Net loss per share –
basic and diluted – Six Months	1.26	1.76	0.50

October 22, 2009

Note 5. Debt

Comment No. 6:

With respect to your convertible notes payable to related party, please disclose, consistent with paragraph 850-10-50-1 of FASB ASC, the nature of the related party relationship. Please similarly amend your Form 10-Q for the quarterly period ended June 30, 2009.

Response:

The Company intends to show related party debt on a separate line item on the face of the interim balance sheet and to revise its disclosures with respect to convertible notes payable to related parties in its amended Quarterly Reports for the periods ended March 31, 2009 and June 30, 2009 on Form 10-Q as follows:

[March 31, 2009 Form 10-Q/A - Replace the current Note 3 disclosure with the version below]

3.    RELATED PARTY TRANSACTIONS AND CONVERTIBLE NOTES PAYABLE TO RELATED PARTIES

As of March 31, 2009 and December 31, 2008, the Company had a related party receivable from a Company director for $3,356. The receivable carried no interest and is due on demand.

At December 31, 2008, the Company had an unsecured related party payable to Lab4Less, LLC, bearing no interest, payable on demand, in the amount of $22,433.  The Company’s Chief Executive Officer and director was a 50% owner of Lab4Less, LLC.  During the quarter ended March 31, 2009, the Company repaid such note payable in full.

At December 31, 2008, convertible notes payable to related parties were $567,633.  Such notes were held by the Company’s Chief Executive Officer and certain shareholder founders and co-founders of the Company.  During the quarter ended March 31, 2009, $392,268 of such convertible notes payable were converted to the newly issued 9% convertible debt. The remaining $175,365 of such notes did not convert and remain in the 12% convertible debt.

[June 30, 2009 Form 10-Q/A - Replace the current Note 3 disclosure with the version below]

October 22, 2009

3.    RELATED PARTY TRANSACTIONS AND CONVERTIBLE NOTES PAYABLE TO RELATED PARTIES

As of June 30, 2009 and December 31, 2008, the Company had a related party receivable from a Company director for $3,356. The receivable carried no interest and is due on demand.

At December 31, 2008, the Company had an unsecured related party payable to Lab4Less, LLC, bearing no interest, payable on demand, in the amount of $22,433.  The Company’s Chief Executive Officer and director was a 50% owner of Lab4Less, LLC.  During the quarter ended March 31, 2009, the Company repaid such note payable in full.

At December 31, 2008, convertible notes payable to related parties were $567,633.  Such notes were held by the Company’s Chief Executive Officer and certain shareholder founders and co-founders of the Company.  During the quarter ended March 31, 2009, $392,268 of such convertible notes payable were converted to the newly issued 9% convertible debt. The remaining $175,365 of such notes did not convert and remain in the 12% convertible debt.

Comment No. 7:

Please refer to prior comment 11 from out letter dated August 27, 2009.  We note that you intend to change the amount of your loss on extinguishment of debt from $213,265 to $12,038,787 for the three months ended March 31, 2009.  Please provide us with your underlying analysis and calculation of the loss on extinguishment with reference to your application of section 470-50 of FASB ASC.

Response:

The Company analyzed the “Exchange Notes” under EITF 96-19 “Debtor's Accounting for a Modification or Exchange of Debt Instruments” and EITF 06-6 “Debtor's Accounting for a Modification (or Exchange) of Convertible Debt Instruments”.  Under the aforementioned guidance, if a change involving the same lender, regardless of the legal form, is “substantial,” then for accounting purposes the old debt instrument is considered extinguished, and a new debt instrument should be recorded. The Company performed the following 3 test rule as prescribed under EITF 06-6:

•
Change in cash flows: If the change in cash flows as prescribed under EITF 96-19 is greater than 10% of the carrying value of the original debt instrument, account for the exchange or modification as an extinguishment. This test would not include any changes in fair value of the embedded conversion option.

•
Change in fair value of the embedded conversion option: If the change in the fair value of the embedded conversion option is greater than 10% of the carrying value of the original debt instrument immediately before the exchange or modification, account for the exchange or modification as an extinguishment.

October 22, 2009

•
Addition or removal of an embedded conversion option: If the exchange or modification added or removed a substantive conversion option from the debt instrument as defined in EITF 05-1, the exchange or modification would automatically be accounted for as an extinguishment.

If any of the above criteria are met, the exchange or modification of the debt instrument must be accounted for as an extinguishment.

Results

Test One

The change in present value of cash flows, as prescribed in EITF 96-19, exceeds the related threshold excluding the embedded conversion feature and therefore the test one criteria is met and the transaction should be accounted for as an extinguishment.  The excessive change in the present value of cash flows is due to the fair value of warrants issued with and the fair value of the embedded conversion feature the new 9% notes where the original 12% notes had no related warrants.  The Company notes that the warrants issued with the new 9% were considered a “day one” cash flow.

Test Two

Not considered necessary as the criteria has already been met.

Test Three

Not considered necessary as the criteria has already been met.

Since the criteria was met for test one, this exchange transaction was accounted for as an extinguishment of debt.  The loss on extinguishment was calculated by replacing the 12% convertible notes with the new 9% convertible notes payable and the residual amount now becomes the loss to record on the extinguishment of the 12% convertible notes payable.

The $12,038,787 was calculated as follows:

Write-off of debt discount associated with old 12% convertible notes	$213,265
Fair value of embedded conversion feature of new 9% notes in excess of proceeds	4,273,481
Fair value of warrants issued with new 9% convertible notes	7,552,041
Total loss on extinguishment of debt	$12,038,787

October 22, 2009

Comment No. 8:

Please tell us why you no longer include any impact from the amortization of your debt discount in your results of operations for the three months ended March 31, 2009 as well as for the quarterly period and six month period ended June 30, 2009.

Response:

As previously noted, the Company modified its method for amortizing the debt discount related to the various convertible notes payable to the effective interest method.  The Company had previously used a straight line method.  The debt discount will be amortized over a 36-month period starting with the various issue dates through the term of the notes.  The effective interest method is calculated based on the net principal balance and therefore amortization amounts are higher closer to the notes maturity. Since all of the Company’s various convertible notes were issued in the first and second quarters ended March 31, 2009 and June 30, 2009, the calculated amortization was immaterial ($29 through June 30, 2009).  The Company reversed the previous amortization amounts recognized and will amortize the convertible notes payable over the 36- month term of the notes using the effective interest method.

Note 6. Derivative Liabilities

Comment No. 9:

We note your proposed disclosure in response to prior comment 3.  Please further revise to disclose the significant assumptions used under the Black-Scholes valuation method as of the dates you issued the convertible notes and warrants (initial valuation). Please similarly revise your Form 10-Q for the quarterly period ended June 30, 2009.

Response:

The Company will revise its filings for the quarterly periods ended March 31, 2009 and June 30, 2009 to disclose the Black-Scholes assumptions on the various dates of issuance for embedded conversion features of related convertible notes payable and the warrants issued with the convertible notes as follows:

Date	Stock Price	Exercise Price	Expected Life (years)	Discount Rate	Expected Volatility	Dividend Rate
2/11/09	1.90	0.50	3.0	1.32%	59%	0%
2/15/09	1.90	0.50	3.0	1.37%	59%	0%
2/28/09	2.00	0.50	3.0	1.40%	59%	0%
3/31/09	2.10	0.50	3.0	1.15%	59%	0%
5/29/09	2.23	0.50	3.0	1.39%	75%	0%
5/31/09	2.23	0.50	3.0	1.42%	75%	0%
6/8/09	2.53	0.50	3.0	2.00%	75%	0%
6/9/09	2.68	0.50	3.0	1.93%	75%	0%
6/11/09	2.73	0.50	3.0	1.97%	75%	0%
6/16/09	2.70	0.50	3.0	1.79%	75%	0%
6/17/09	2.81	0.50	3.0	1.76%	75%	0%
6/19/09	2.85	0.50	3.0	1.84%	75%	0%
6/22/09	2.85	0.50	3.0	1.77%	75%	0%

October 22, 2009

Comment No. 10:

Please refer to prior comment 3. Please show us how you recorded the entire initial valuations of the conversion feature and warrants in the statement of operations.  Please similarly address for your Form 10-Q for the quarterly period ended June 30, 2009.

 Response:

The impact of the statement of operations for the quarterly periods ended March 31, 2009 and June 30, 2009 for the initial valuations of the conversion features and warrants are as follows:

For the quarterly period ended March 31, 2009	Loss on extinguishment of debt	Interest expense
Embedded conversion feature on initial exchange transaction	4,486,746
Warrants issued in exchange transaction	7,552,041
Warrants issued with other convertible notes issued in the quarter		3,059,744
Embedded conversion feature on other convertible notes issued in the quarter		2,158,160
Total	$12,038,787	$5,217,904

For the quarterly period ended June 30, 2009	Loss on extinguishment of debt	Interest expense
Embedded conversion feature convertible notes issued in the quarter	0	3,168,697
Warrants issued with convertible notes issued in the quarter	0	4,034,638
Total	$0	$7,203,335

October 22, 2009

Note 8. Stock Based Compensation

Comment No. 11:

We note your proposed disclosure in response to prior comment 6.  Please further revise to disclose, as of the latest balance sheet date presented, the total compensation cost related to non-vested awards you have not yet recognized and the weighted average period over which you expect to recognize the costs.  Refer to paragraph 718-10-50-2(i) of FASB ASC.

Response:

For the period ended June 30, 2009, the Company disclosed on its Form 10-Q the following related to non-vested awards:

The amount of unrecognized compensation cost related to non-vested awards at June 30, 2009 is $5,598,210.  The weighted average period in which this amount is expected to be recognized is 4.63 years.

The Company will revise its Form 10-Q for the quarterly period ended March 31, 2009 to disclose the following regarding non-vested awards:

The amount of unrecognized compensation cost related to non-vested awards at March 31, 2009 is $7,099,246.  The weighted average period in which this amount is expected to be recognized is 4.87 years.

Item 4T. Controls and Procedures

Comment No. 12:

Please refer to prior comment 1 in our letter dated August 27, 2009. While your response stated that you would remove the definition of disclosure controls and procedures from your conclusion, we continue to note that in your proposed disclosure you partially include that definition in your conclusion. As such, if you continue to include the definition, then revise the wording so that it is consistent with the entire two-sentence definition of disclosure controls and procedures which states that disclosure controls and procedures are "controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act (15 U.S.C. 78a et seq.) is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms" and "include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." Refer to Rule 13a-15(e) of the Exchange Act. Please similarly apply to your Form 10-Q for the quarterly period ended June 30, 2009.

October 22, 2009

Response:

The Company will continue to include the definition of disclosure controls and procedures and will therefore revise Item 9(A) in the amendment to the Form 10-K and the amendment to the Form 10-Qs.

Exhibit 31

Comment No. 13:

We note your proposed disclosure in response to prior comment 4 in our letter dated August 27, 2009. As previously requested, please include the phrase “based on our most recent evaluation of internal control over financial reporting,” in paragraph 5 and include certifications that are in the exact form as set forth in Item 601(b)(31) of Regulation S-K. Please similarly amend your June 30, 2009 Form 10-Q.

Response 13:

The phrase “based on our most recent evaluation of internal control over financial reporting” as required will be included in the amendments being filed as well as in all of the Company’s future filings with the Commission.

We hope the foregoing adequately responds to the Commission’s comments regarding the Company’s filings. Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (516) 887-8200.

Very truly yours, /s/ David Lubin David Lubin

cc: Kevin Claudio